UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HealthTronics, Inc.

(Name of Subject Company (Issuer))

HT Acquisition Corp.

and

Endo Pharmaceuticals Holdings Inc.

(Names of Filing Persons (Offerors))

Common Stock, without par value

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Caroline B. Manogue

Executive Vice President, Chief Legal Officer and Secretary

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

(610) 558-9800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$222,854,757.75	$15,889.54

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $4.85 net per share in cash and (y) 45,630,810 shares of common stock, without par value (“Shares”) of HealthTronics, Inc. (“HealthTronics”) outstanding as of May 4, 2010 (including 1,785,230 Shares that were outstanding as of the relevant time but were subject to vesting or other forfeiture restrictions or a right of repurchase by Company as of such time), as represented by HealthTronics in the Merger Agreement (as defined herein) and (ii) the product of (x) 667,500 outstanding and unexercised options to acquire Shares with an exercise price of less than $4.85 per share as of May 4, 2010 and (y) the difference between (A) the offer price of $4.85 net per Share and (B) $2.5349, which represents the weighted average exercise price of the outstanding and unexercised options with an exercise price of less than $4.85 per share as of May 4, 2010.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2010, issued March 10, 2010 by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,889.54	Filing Party: HT Acquisition Corp. and Endo Pharmaceuticals Holdings Inc.
Form or Registration No.:	Schedule TO	Date Filed: May 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on May 19, 2010, by Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”) and HT Acquisition Corp., a Georgia Corporation (“Purchaser”) and a direct, wholly owned subsidiary of Endo, which relates to the offer by Purchaser to purchase all outstanding shares of common stock, without par value (“Shares”), of HealthTronics, Inc., a Georgia corporation (“HealthTronics”), at a price of $4.85 per Share, net to the seller in cash less any required withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 1 is filed solely for the following purposes: to amend and restate the disclosure relating to certain litigation and to describe a memorandum of understanding relating to the settlement of certain litigation.

The portion of Item 15 of the Schedule TO, “Certain legal Matters” entitled “Certain Litigation” is hereby amended and restated in its entirety, and supplemented by adding the new final paragraph below, so as to read as follows:

“On May 11, 2010, Irving M. Pinkus C/F Gabriel P. Pinkus UTMA/IN, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the District Court of Travis County in the State of Texas, Case No. D-1-GN-10-001493 (the “Pinkus Action“). The Pinkus Action names as defendants HealthTronics, the members of HealthTronics’ Board of Directors, Purchaser and Endo. The Pinkus Action alleges that HealthTronics and its directors breached their fiduciary duties to HealthTronics’ stockholders by agreeing to the Offer and the Merger at an unfair price, receiving benefits not shared by all of the shareholders and entering into an agreement with Endo that deters other suitors from bidding on HealthTronics at a higher price. The Pinkus Action also alleges that Purchaser and Endo aided and abetted the purported breaches of fiduciary duties. The Pinkus Action seeks, among other relief, (i) class action status, (ii) an order preliminarily and permanently enjoining the defendants from proceeding with the Offer, (iii) if the transaction is consummated prior to entry of a final judgment, a judgment rescinding the Merger or awarding rescissory damages, (iv) an order directing the defendants to account for all damages caused by them as a result of their breaches of fiduciary duties, and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses. HealthTronics and its directors intend to vigorously defend the Pinkus Action.

A copy of the petition in the Pinkus Action is attached hereto as Exhibit (a)(5)(D) and is hereby incorporated herein by reference. The foregoing description of the Pinkus Action is qualified in its entirety by reference to Exhibit (a)(5)(D) hereto.

In addition, on May 13, 2010, Nittin Namjoshi, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the District Court of Travis County in the State of Texas, Case No. D-1-GN-10-001527 (the “Namjoshi Action“). The Namjoshi Action names as defendants HealthTronics, the members of HealthTronics’ Board of Directors and Endo. The Namjoshi Action alleges that HealthTronics and its directors breached their fiduciary duties to HealthTronics’ shareholders by agreeing to the Offer and the Merger via an unfair process at an unfair and inadequate price, erecting barriers designed to deter interested bidders other than Endo and failing to provide HealthTronics’ stockholders with material information to make an informed decision as to whether to tender their Shares in the offer. The Namjoshi Action also alleges that Purchaser and Endo aided and abetted the purported breaches of fiduciary duties. The Namjoshi Action seeks, among other relief, (i) class action status, (ii) an order declaring that the Merger Agreement was entered into in breach of defendant’s fiduciary duties; (iii) an order enjoining the defendants from consummating the Merger, (iv) an order directing the defendants to obtain a transition that is in the best interest of HealthTronics’ shareholders through an auction process, (v) an order rescinding, to the extent already implemented, the Merger Agreement, (vi) an order enjoining the defendants from consummating the Merger unless curative disclosures are made to HealthTronics shareholders, and (vii) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses. HealthTronics and its directors intend to vigorously defend the Namjoshi Action.

A copy of the petition in the Namjoshi Action is attached hereto as Exhibit (a)(5)(E) and is hereby incorporated herein by reference. The foregoing description of the Namjoshi Action is qualified in its entirety by reference to Exhibit (a)(5)(E) hereto.

In addition, on May 14, 2010, Anthony Cancelliere, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the District Court of Travis County in the State of Texas, Case No. D-1-GN-10-001555 (the “Cancelliere Action“). The Cancelliere Action names as defendants HealthTronics, the members of HealthTronics Board, Purchaser and Endo. The Cancelliere Action alleges that HealthTronics and its directors breached their fiduciary duties to HealthTronics’ shareholders by agreeing to the Offer and the Merger at an unfair price, receiving benefits not shared by all of the shareholders and entering into an agreement with Endo with terms that are calculated to unreasonably dissuade potential suitors from making competing offers. The Cancelliere Action also alleges that Purchaser and Endo aided and abetted the purported breaches of fiduciary duties. The Cancelliere Action seeks, among other relief, (i) class action status, (ii) an order preliminarily and permanently enjoining the defendants from proceeding with the Offer, (iii) if the transaction is consummated, a judgment rescinding the Merger or awarding rescissory damages, (iv) an order directing the defendants to account for all damages caused by them as a result of their breaches of fiduciary duties, and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees. HealthTronics and its directors intend to vigorously defend the Cancelliere Action.

A copy of the petition in the Cancelliere Action is attached hereto as Exhibit (a)(5)(F). The foregoing description of the Cancelliere Action is qualified in its entirety by reference to Exhibit (a)(5)(F) hereto.

While Endo, Purchaser, HealthTronics, and members of the HealthTronics board of directors (collectively, the “Defendants”) believe that each of the aforementioned lawsuits is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of litigating such lawsuits, on June 18, 2010, the Defendants entered into a memorandum of understanding (“MOU”) with the parties to such lawsuits pursuant to which Defendants and such parties agreed to settle the lawsuits. The MOU resolves the allegations by the plaintiffs in the Pinkus Action, the Namjoshi Action and the Cancelliere Action (collectively, the “Plaintiffs”) against the Defendants in relation to the Offer and the Merger and provides a release and settlement by the purported class of HealthTronics’ shareholders of all claims against the Defendants and their affiliates and agents in relation to the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length discussions among the parties and their counsel, that HealthTronics would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in Amendment No. 2 to the Schedule 14D-9) and that the Defendants would not oppose Plaintiffs’ counsel’s application to the court for fees and expenses in an amount not to exceed $292,500. The settlement is conditioned on further definitive documentation, court approval, dismissal of the actions with prejudice, satisfactory confirmatory discovery by plaintiffs’ counsel, and completion of the Offer and Merger. In the event that any of such conditions are not satisfied, the Defendants will continue to vigorously defend these actions.”

ITEM 12.	EXHIBITS.

(a)(1)(A)*	Offer to Purchase, dated May 19, 2010

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Press Release of Endo, dated May 5, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(1)(H)*	Form of summary advertisement, published May 19, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Slide presentation relating to May 5, 2010 conference call (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(5)(B)*	Script for conference call with Blaine T. Davis, David P. Holveck and James S.B. Whittenburg, dated May 5, 2010 (incorporated by reference to Exhibit 99.(a)(1) to the Schedule TO-C filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(a)(5)(C)*	Article 13 of the Georgia Business Corporation Code

(a)(5)(D)*	Petition filed by Irving M. Pinkus C/F Gabriel P. Pinkus UTMA/IN in the District Court of Travis County in the State of Texas on May 11, 2010

(a)(5)(E)*	Petition filed by Nittin Namjoshi in District Court of Travis County in the State of Texas on May 13, 2010

(a)(5)(F)*	Petition filed by Anthony Cancelliere in the District Court of Travis County in the State of Texas on May 14, 2010

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of May 5, 2010, by and among Endo, Purchaser and HealthTronics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on May 7, 2010)

(d)(2)*	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(d)(3)*	Confidentiality Agreement, dated as of March 2, 2010, by and between Endo and HealthTronics

(d)(4)*	Exclusivity Agreement, dated as of April 17, 2010, by and between Endo and HealthTronics

(g)	Not applicable

(h)	Not applicable

*	Filed previously

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Pharmaceuticals Holdings Inc.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

HT Acquisition Corp.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: June 21, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated May 19, 2010

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Press Release of Endo, dated May 5, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(1)(H)*	Form of summary advertisement, published May 19, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Slide presentation relating to May 5, 2010 conference call (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(5)(B)*	Script for conference call with Blaine T. Davis, David P. Holveck and James S.B. Whittenburg, dated May 5, 2010 (incorporated by reference to Exhibit 99.(a)(1) to the Schedule TO-C filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(a)(5)(C)*	Article 13 of the Georgia Business Corporation Code

(a)(5)(D)*	Petition filed by Irving M. Pinkus C/F Gabriel P. Pinkus UTMA/IN in the District Court of Travis County in the State of Texas on May 11, 2010

(a)(5)(E)*	Petition filed by Nittin Namjoshi in District Court of Travis County in the State of Texas on May 13, 2010

(a)(5)(F)*	Petition filed by Anthony Cancelliere in the District Court of Travis County in the State of Texas on May 14, 2010

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of May 5, 2010, by and among Endo, Purchaser and HealthTronics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on May 7, 2010)

(d)(2)*	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(d)(3)*	Confidentiality Agreement, dated as of March 2, 2010, by and between Endo and HealthTronics

(d)(4)*	Exclusivity Agreement, dated as of April 17, 2010, by and between Endo and HealthTronics

(g)	Not applicable

(h)	Not applicable

*	Filed previously